Exhibit 2

2016
FOURTH QUARTER RESULTS
◾ Stock Listing Information
NYSE (ADS)
Ticker: CX
Mexican Stock Exchange
Ticker: CEMEXCPO
Ratio of CEMEXCPO to CX = 10:1
◾ Investor Relations
In the United States:
+ 1 877 7CX NYSE
In Mexico:
+ 52 (81) 8888 4292
E-Mail:
ir@cemex.com

Operating and financial highlights

	January - December				Fourth Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Consolidated cement volume	66,711	66,712	(0%)		15,927	16,626	(4%)	
Consolidated ready-mix volume	52,092	52,889	(2%)		12,949	13,111	(1%)	
Consolidated aggregates volume	150,750	147,864	2%		37,677	36,781	2%	
Net sales	13,403	13,788	(3%)	4%	3,190	3,331	(4%)	4%
Gross profit	4,756	4,647	2%	11%	1,161	1,160	0%	10%
as % of net sales	35.5%	33.7%	1.8pp		36.4%	34.8%	1.6pp	
Operating earnings before other expenses, net	1,884	1,658	14%	25%	453	406	12%	24%
as % of net sales	14.1%	12.0%	2.1pp		14.2%	12.2%	2.0pp	
Controlling interest net income (loss)	750	75	897%		214	144	48%	
Operating EBITDA	2,746	2,588	6%	15%	654	650	1%	10%
as % of net sales	20.5%	18.8%	1.7pp		20.5%	19.5%	1.0pp	
Free cash flow after maintenance capital expenditures	1,684	881	91%		617	566	9%	
Free cash flow	1,431	628	128%		544	489	11%	
Total debt plus perpetual notes	13,073	15,327	(15%)		13,073	15,327	(15%)	
Earnings (loss) of continuing operations per ADS	0.49	0.00	15750%		0.14	0.06	118%	
Fully diluted earnings (loss) of continuing operations per ADS [1]	0.49	0.00	15714%		0.14	0.06	114%	
Average ADSs outstanding	1,430.7	1,406.7	2%		1,434.2	1,426.1	1%	
Employees	41,357	42,378	(2%)		41,357	42,378	(2%)	

This information does not include discontinued operations. Please see page 14 on this report for additional information.
Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 7 for end-of quarter CPO-equivalent units outstanding.
*Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.
[1] For 2015, the effect of the potential dilutive shares generate anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the fourth quarter of 2016 decreased to US$3.2 billion, representing a decline of 4%, or an increase of 4% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared with the fourth quarter of 2015. The increase in consolidated net sales was due to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in Mexico.

Cost of sales as a percentage of net sales decreased by 1.6pp during the fourth quarter of 2016 compared with the same period last year from 65.2% to 63.6%. The decrease was mainly driven by our cost reduction initiatives.

Operating expenses as a percentage of net sales decreased by 0.4pp during the fourth quarter of 2016 compared with the same period last year, from 22.6% to 22.2%. The decrease was mainly driven by lower distribution expenses and our cost reduction initiatives.

Operating EBITDA increased by 1% to US$654 million or increased 10% on a like to like basis for the ongoing operations and for foreign exchange fluctuations during the fourth quarter of 2016 compared with the same period last year. The increase on a like to like basis was mainly due to higher contributions in Mexico, USA and our Asia, Middle East & Africa region.

Operating EBITDA margin increased by 1.0pp from 19.5% in the fourth quarter of 2015 to 20.5% this quarter.

Gain (loss) on financial instruments for the quarter was a loss of US$14 million, resulting mainly from derivatives related to CEMEX shares.

Foreign exchange results for the quarter was a gain of US$67 million, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar.

Controlling interest net income (loss) was an income of US$214 million in the fourth quarter of 2016 versus an income of US$144 million in the same quarter of 2015. The income primarily reflects higher operating earnings before other expenses, net, lower other expenses, lower financial expenses, better results from financial instruments, a positive effect in foreign exchange results and lower non-controlling interest net income, partially offset by lower equity in gain of associates, higher income tax and a negative effect in discontinued operations.

Total debt plus perpetual notes decreased by US$892 million during the quarter.

2016 Fourth Quarter Results Page 2

Operating results

Mexico

	January - December				Fourth Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Net sales	2,862	2,843	1%	18%	701	672	4%	25%
Operating EBITDA	1,041	966	8%	26%	245	231	6%	28%
Operating EBITDA margin	36.4%	34.0%	2.4pp		34.9%	34.4%	0.5pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	4%	7%	(3%)	7%	3%	12%
Price (USD)	1%	(0%)	(8%)	(10%)	(9%)	(8%)
Price (local currency)	18%	19%	8%	7%	7%	10%

In Mexico, our domestic gray cement volumes increased by 7% and 4% during the quarter and full year, respectively, versus the same periods last year. Ready-mix volumes increased by 7% during the quarter and declined by 3% during the full year, on a year-over-year basis. Domestic gray cement prices during the quarter and full year increased by 19% and 18%, respectively, in local currency and on a year-over-year basis.

Cement volume growth during the quarter and full year 2016 was mainly driven by the industrial-and-commercial, formal housing and self-construction sectors. The industrial-and-commercial sector was supported by continued commercial activity, as well as warehouse and industrial-park construction. Despite a decline in government subsidies during 2016, the formal residential sector benefited from INFONAVIT's stable investment and bank's double-digit growth in mortgage investment. The main indicators for the self-construction sector, including remittances and job creation, remained solid during the year.

United States

	January - December				Fourth Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Net sales	3,668	3,665	0%	4%	880	897	(2%)	(0%)
Operating EBITDA	619	523	18%	21%	183	162	13%	16%
Operating EBITDA margin	16.9%	14.3%	2.6pp		20.8%	18.0%	2.8pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	2%	(3%)	1%	(4%)	2%	0%
Price (USD)	4%	4%	1%	2%	1%	1%
Price (local currency)	4%	4%	1%	2%	1%	1%

In the United States, our domestic gray cement and ready-mix volumes decreased by 3% and 4%, respectively, while our aggregates volumes remained flat, during the fourth quarter of 2016 versus the same period last year. During the quarter and on a like-to-like basis, adjusting for the assets sold to GCC, domestic gray cement and ready-mix volumes declined by 2% and 4%, respectively, while aggregates volumes increased by 1%, versus 2015. During the full year and on a like-to-like basis, domestic gray cement, ready-mix and aggregates volumes increased by 3%, 1%, and 2%, respectively, versus 2015.

The slight decline in our quarterly like-to-like cement volumes was mainly due to a difficult comparable in the fourth quarter 2015 with unseasonably good weather. In the residential sector, housing starts during the quarter increased 9%, driven by single family activity. This sector was supported by low interest rates and inventories, strong job creation and household formation. Construction spending for the cement-intensive segments in the industrial-and-commercial sector was up 1% in 2016, reflecting growth in the lodging and office segments, offsetting a decline in energy, agriculture, and manufacturing. On the infrastructure sector, streets-and-highways spending picked up during the fourth quarter after a weak pre-election performance. National streets-and-highways spending for the fourth quarter was up 6% while cement consumption for this sector is estimated to be 1% higher.

2016 Fourth Quarter Results Page 3

Operating results

South, Central America and the Caribbean

	January - December				Fourth Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Net sales	1,727	1,894	(9%)	(4%)	403	436	(8%)	(6%)
Operating EBITDA	542	571	(5%)	(1%)	108	125	(13%)	(12%)
Operating EBITDA margin	31.4%	30.1%	1.3pp		26.8%	28.6%	(1.8pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	1%	1%	(13%)	(10%)	(13%)	(11%)
Price (USD)	(6%)	(8%)	(5%)	(1%)	0%	3%
Price (local currency)	(0%)	(6%)	2%	1%	7%	4%

Our domestic gray cement volumes in the region increased by 1% during the fourth quarter and full year 2016, versus the comparable periods last year.

In Colombia, during the fourth quarter, our domestic gray cement, ready-mix, and aggregates volumes decreased by 3%, 6%, and 7%, respectively, compared with the fourth quarter of 2015. For the full year, our domestic gray cement volumes remained flat, while our ready-mix and aggregates volumes decreased by 8% and 13%, respectively, versus the same period last year. Infrastructure projects delays and macroeconomic challenges impacted national cement consumption during 2016 and particularly the second half of the year. Our cement market position improved during the first months of 2016 and then maintained during the rest of the year. Quarterly cement prices on a sequential basis were affected by difficult competitive dynamics in a soft demand market environment. However, full year prices for our three core products were higher versus 2015.

Europe

	January - December				Fourth Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Net sales	3,255	3,427	(5%)	(0%)	759	834	(9%)	(2%)
Operating EBITDA	377	390	(3%)	4%	76	89	(14%)	(3%)
Operating EBITDA margin	11.6%	11.4%	0.2pp		10.0%	10.6%	(0.6pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	0%	(2%)	2%	3%	3%	2%
Price (USD)	(4%)	(6%)	(5%)	(8%)	(5%)	(9%)
Price (local currency)	1%	1%	(2%)	(2%)	1%	1%

In the Europe region, our domestic gray cement volumes decreased 2%, while our ready-mix and aggregates volumes increased 3% and 2%, respectively, during the fourth quarter of 2016 versus the comparable period in 2015. During the full year 2016, our domestic cement volumes remained flat, while our ready-mix, and aggregates volumes increased 2% and 3%, respectively, compared with the same period of last year.

In the United Kingdom, our domestic gray cement volumes increased 5%, while our ready-mix and aggregates volumes decreased 2% and 4%, respectively, during the fourth quarter of 2016 and on a year-over-year basis. For the full year, our domestic gray cement and aggregates volumes increased 7% and 3%, respectively, while ready-mix decreased 3%, versus the comparable period in 2015. Cement volume growth during both the quarter and the full year was driven by improvements in all of our main demand sectors. In addition, cement volume growth during the year benefited from higher sales of blended cement that resulted from fly ash scarcity.

2016 Fourth Quarter Results Page 4

Operating results

In Spain, our domestic gray cement and ready-mix volumes decreased 12% and 1%, respectively, during the quarter and on a year-over-year basis. Adjusting for fewer working days during the quarter, our domestic gray cement volumes decreased 5% on a year-over-year basis. During the full year, our domestic gray cement volumes decreased 3% and our ready-mix volumes increased 2%, compared with the same period of 2015. Our domestic gray cement prices increased 2% sequentially during the quarter. Political uncertainty for most of last year weighed on consumer sentiment and construction activity was particularly affected during 2016. The residential sector, which was the main driver of cement demand during the year, benefited from favorable credit conditions and income perspectives, job creation, and pent-up housing demand.

In Germany, our domestic gray cement volumes increased 1% during the fourth quarter and remained flat during the full year, compared with the same periods of last year. Competitive dynamics improved during the second half of 2016. The residential sector was the main driver of cement consumption despite capacity constraints in the local construction industry and public authorities' restrictions. This sector continued to benefit from low unemployment and mortgage rates, rising purchasing power and growing immigration.

In Poland, domestic gray cement volumes for our operations decreased 5% and 1% during the fourth quarter and the full year, respectively, versus the comparable periods in 2015. Our cement prices during the quarter remained stable on a sequential and on a year-over-year basis, while point-to-point prices from December 2015 to December 2016 increased by 1%. Cement volume decline during the quarter reflects further delays in infrastructure sector projects and a slight loss in our market position. The residential sector was the main driver of demand during 2016.

In our operations in France, ready-mix and aggregates volumes increased by 1% and 6%, respectively, during the fourth quarter and on a year over year basis. During the full year, versus the comparable period of last year, ready-mix and aggregates volumes increased 4% and 6%, respectively. The residential and industrial-and-commercial sectors were the main drivers of demand during the year. The residential sector was supported by low interest rates and government's initiatives including a buy-to-let program and zero-rates loans for first time buyers.

Asia, Middle East and Africa

	January - December				Fourth Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Net sales	1,538	1,650	(7%)	1%	328	420	(22%)	(9%)
Operating EBITDA	375	362	4%	16%	76	90	(15%)	5%
Operating EBITDA margin	24.4%	21.9%	2.5pp		23.1%	21.3%	1.8pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(0%)	(14%)	(4%)	(10%)	6%	5%
Price (USD)	(8%)	(15%)	1%	(2%)	6%	10%
Price (local currency)	2%	6%	2%	2%	6%	10%

Our domestic gray cement volumes in the Asia, Middle East and Africa region decreased 14% during the fourth quarter and remained flat during the full year, on a year-over-year basis.

In the Philippines, our domestic gray cement volumes decreased 8% during the fourth quarter and increased 1% during the full year, versus the comparable periods of last year. Our volumes in the fourth quarter were impacted by "La Niña-like" weather in our core markets. In addition, we observed a weakening in cement demand during the second half of 2016 mainly due to the new government's transition.

In Egypt, our domestic gray cement volumes decreased 20% during the fourth quarter and increased 2% during the full year, versus the comparable periods of 2015. National cement consumption during the quarter was affected by the currency depreciation in early November, which triggered inflation and reduced purchasing power. Our cement volumes in the same period also reflect a slight loss of market position due to our higher price increase, as well as a 7-day haulers strike in mid November. On a sequential basis, our quarterly cement prices increased 9%. Government projects related to the Suez Canal tunnels and port platforms in the city of Port Said, as well as housing complexes, drove cement demand during 2016.

2016 Fourth Quarter Results Page 5

Operating EBITDA, free cash flow and debt-related information

Operating EBITDA and free cash flow

	January - December			Fourth Quarter		
	2016	2015	% Var	2016	2015	% Var
Operating earnings before other expenses, net	1,884	1,658	14%	453	406	12%
+ Depreciation and operating amortization	863	930		200	244	
Operating EBITDA	2,746	2,588	6%	654	650	1%
- Net financial expense	985	1,150		226	270	
- Maintenance capital expenditures	446	509		190	206	
- Change in working capital	(605)	(291)		(392)	(394)	
- Taxes paid	299	486		51	39	
- Other cash items (net)	1	(76)		(23)	(22)	
- Free cash flow discontinued operations	(64)	(71)		(15)	(15)	
Free cash flow after maintenance capital expenditures	1,684	881	91%	617	566	9%
- Strategic capital expenditures	253	252		73	76	
- Strategic capital expenditures discontinued operations	-	1		-	1	
Free cash flow	1,431	628	128%	544	489	11%

During the quarter, we used free cash flow and proceeds from the sale of certain assets in the U.S. to GCC, for debt reduction.

Our debt during the quarter reflects a positive foreign exchange conversion effect of US$189 million.

Information on debt and perpetual notes

	Fourth Quarter			Third Quarter
	2016	2015	% Var	2016
Total debt [1]	12,635	14,887	(15%)	13,523
Short-term	1%	3%		3%
Long-term	99%	97%		97%
Perpetual notes	438	440	(0%)	443
Cash and cash equivalents	558	887	(37%)	590
Net debt plus perpetual notes	12,516	14,441	(13%)	13,376
Consolidated funded debt [2]/EBITDA [3]	4.22	5.21		4.52
Interest coverage [3][4]	3.18	2.61		3.03

	Fourth Quarter	
	2016	2015
Currency denomination		
US dollar	78%	83%
Euro	21%	16%
Mexican peso	1%	0%
Other	0%	0%
Interest rate		
Fixed	73%	74%
Variable	27%	26%

In millions of US dollars, except percentages and ratios.

(1) Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).
(2) Consolidated funded debt as of December 31, 2016 was US$11,837 million, in accordance with our contractual obligations under the Credit Agreement.
(3) EBITDA calculated in accordance with IFRS.
(4) Interest expense calculated in accordance with our contractual obligations under the Credit Agreement.

2016 Fourth Quarter Results Page 6

Equity-related and derivative instruments information

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	14,038,247,664
Stock-based compensation	2,792,681
End-of-quarter CPO-equivalent units outstanding	14,041,040,345

Outstanding units equal total CEMEX CPO-equivalent units less CPOs held in subsidiaries, which as of December 31, 2016 were 19,751,229.
CEMEX has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 227 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of December 31, 2016, our executives held 32,481,518 restricted CPOs, representing 0.2% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Fourth Quarter		Third Quarter
	2016	2015	2016
Notional amount of equity related derivatives (1) (2) (3)	576	1,169	576
Estimated aggregate fair market value (1) (2) (3) (4)	26	17	33

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: *Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of December 31, 2016, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$64 million, including a liability of US$40 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments.*

(1) *Excludes an interest-rate swap related to our long-term energy contracts. As of December 31, 2016, the notional amount of this derivative was US$147 million, with a positive fair market value of approximately US$23 million.*

(2) *Excludes exchange rate derivatives, as of December 31, 2016, the notional amount of the derivatives were US$80 million, with a negative fair market value of approximately US$0.3 million.*

(3) *Excludes forward contracts negotiated to hedge the price of diesel fuel and coal as of December31, 2016, the notional amount of the forward contracts were US$77 million, with a positive fair market value of approximately US$15 million.*

(4) *As required by IFRS, the estimated aggregate fair market value as of December 31, 2016 and 2015 includes a liability of US$40 million and US$10 million, respectively, relating to an embedded derivative in CEMEX's mandatorily convertible securities.*

2016 Fourth Quarter Results Page 7

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January - December				Fourth Quarter			
INCOME STATEMENT	2016	2015	% Var.	like-to-like % Var.*	2016	2015	% Var.	like-to-like % Var.*
Net sales	13,403,233	13,787,607	(3%)	4%	3,189,654	3,331,022	(4%)	4%
Cost of sales	(8,647,568)	(9,140,662)	5%		(2,028,234)	(2,171,369)	7%	
Gross profit	4,755,665	4,646,945	2%	11%	1,161,420	1,159,652	0%	10%
Operating expenses	(2,871,908)	(2,989,307)	4%		(708,067)	(754,068)	6%	
Operating earnings before other expenses, net	1,883,757	1,657,638	14%	25%	453,353	405,584	12%	24%
Other expenses, net	(87,929)	(190,419)	54%		(7,797)	(91,631)	91%	
Operating earnings	1,795,828	1,467,219	22%		445,556	313,953	42%	
Financial expense	(1,146,756)	(1,237,004)	7%		(244,877)	(277,640)	12%	
Other financial income (expense), net	237,150	(77,276)	N/A		45,366	(6,739)	N/A	
Financial income	22,318	19,737	13%		5,028	6,512	(23%)	
Results from financial instruments, net	6,033	(170,800)	N/A		(14,045)	(20,588)	32%	
Foreign exchange results	264,027	130,368	103%		67,361	20,822	224%	
Effects of net present value on assets and liabilities and others, net	(55,228)	(56,580)	2%		(12,978)	(13,485)	4%	
Equity in gain (loss) of associates	36,790	46,181	(20%)		6,777	15,307	(56%)	
Income (loss) before income tax	923,012	199,121	364%		252,822	44,881	463%	
Income tax	(165,410)	(145,670)	(14%)		(43,625)	59,273	N/A	
Profit (loss) of continuing operations	757,602	53,451	1317%		209,197	104,154	101%	
Discontinued operations	54,688	80,033	(32%)		13,784	54,214	(75%)	
Consolidated net income (loss)	812,291	133,484	509%		222,982	158,368	41%	
Non-controlling interest net income (loss)	62,651	58,330	7%		9,278	14,368	(35%)	
Controlling interest net income (loss)	749,639	75,154	897%		213,703	144,000	48%	
Operating EBITDA	2,746,288	2,587,843	6%	15%	653,504	649,615	1%	10%
Earnings (loss) of continued operations per ADS	0.49	0.00	15750%		0.14	0.06	118%	
Earnings (loss) of discontinued operations per ADS	0.04	0.06	(33%)		0.01	0.04	(75%)	

	As of December 31		
BALANCE SHEET	2016	2015	% Var.
Total assets	28,944,417	31,472,103	(8%)
Cash and cash equivalents	557,693	886,830	(37%)
Trade receivables less allowance for doubtful accounts	1,445,438	1,611,980	(10%)
Other accounts receivable	249,952	279,547	(11%)
Inventories, net	862,068	1,028,237	(16%)
Assets held for sale	1,215,891	312,891	289%
Other current assets	110,595	155,929	(29%)
Current assets	4,441,636	4,275,414	4%
Property, machinery and equipment, net	10,960,933	12,427,900	(12%)
Other assets	13,541,848	14,768,789	(8%)
Total liabilities	19,449,961	21,967,256	(11%)
Liabilities held for sale	70,750	39,071	81%
Other current liabilities	3,892,376	4,173,065	(7%)
Current liabilities	3,963,125	4,212,137	(6%)
Long-term liabilities	11,342,485	13,298,030	(15%)
Other liabilities	4,144,350	4,457,088	(7%)
Total Stockholder's equity	9,494,456	9,504,847	(0%)
Non-controlling interest and perpetual instruments	1,397,229	1,177,554	19%
Total Controlling interest	8,097,227	8,327,294	(3%)

2016 Fourth Quarter Results Page 8

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January - December			Fourth Quarter		
INCOME STATEMENT	**2016**	**2015**	**% Var.**	**2016**	**2015**	**% Var.**
Net sales	250,908,518	220,325,959	14%	63,952,564	55,861,235	14%
Cost of sales	(161,882,473)	(146,067,773)	(11%)	(40,666,099)	(36,413,863)	(12%)
Gross profit	89,026,045	74,258,186	20%	23,286,465	19,447,372	20%
Operating expenses	(53,762,122)	(47,769,125)	(13%)	(14,196,747)	(12,645,726)	(12%)
Operating earnings before other expenses, net	35,263,923	26,489,062	33%	9,089,718	6,801,646	34%
Other expenses, net	(1,646,028)	(3,042,900)	46%	(156,329)	(1,536,651)	90%
Operating earnings	33,617,895	23,446,162	43%	8,933,389	5,264,995	70%
Financial expense	(21,467,276)	(19,767,323)	(9%)	(4,909,774)	(4,656,025)	(5%)
Other financial income (expense), net	4,439,454	(1,234,864)	N/A	909,581	(113,021)	N/A
Financial income	417,791	315,396	32%	100,819	109,205	(8%)
Results from financial instruments, net	112,944	(2,729,385)	N/A	(281,603)	(345,267)	18%
Foreign exchange results	4,942,591	2,083,277	137%	1,350,583	349,178	287%
Effects of net present value on assets and liabilities and others, net	(1,033,872)	(904,153)	(14%)	(260,218)	(226,137)	(15%)
Equity in gain (loss) of associates	688,718	737,980	(7%)	135,888	256,705	(47%)
Income (loss) before income tax	17,278,791	3,181,954	443%	5,069,083	752,655	573%
Income tax	(3,096,477)	(2,327,813)	(33%)	(874,676)	994,009	N/A
Profit (loss) of continuing operations	14,182,314	854,141	1560%	4,194,407	1,746,664	140%
Discontinued operations	1,023,768	1,278,934	(20%)	276,378	909,161	(70%)
Consolidated net income (loss)	15,206,082	2,133,075	613%	4,470,785	2,655,825	68%
Non-controlling net income (loss)	1,172,831	932,109	26%	186,032	240,944	(23%)
Controlling net income (loss)	14,033,250	1,200,966	1068%	4,284,753	2,414,881	77%
Operating EBITDA	51,410,510	41,353,725	24%	13,102,751	10,894,051	20%
Earnings (loss) of continued operations per ADS	9.18	0.05	18467%	2.81	1.08	161%
Earnings (loss) of discontinued operations per ADS	0.72	0.91	(21%)	0.19	0.64	(70%)

	As of December 31		
BALANCE SHEET	**2016**	**2015**	**% Var.**
Total assets	599,728,321	542,264,334	11%
Cash and cash equivalents	11,555,397	15,280,077	(24%)
Trade receivables less allowance for doubtful accounts	29,949,474	27,774,415	8%
Other accounts receivable	5,178,998	4,816,591	8%
Inventories, net	17,862,053	17,716,526	1%
Assets held for sale	25,193,261	5,391,119	367%
Other current assets	2,291,519	2,686,654	(15%)
Current assets	92,030,702	73,665,384	25%
Property, machinery and equipment, net	227,110,538	214,132,714	6%
Other assets	280,587,081	254,466,236	10%
Total liabilities	403,003,183	378,495,814	6%
Liabilities held for sale	1,465,930	673,199	118%
Other current liabilities	80,650,027	71,901,914	12%
Current liabilities	82,115,958	72,575,113	13%
Long-term liabilities	235,016,295	229,125,065	3%
Other liabilities	85,870,930	76,795,635	12%
Total stockholders' equity	196,725,137	163,768,520	20%
Non-controlling interest and perpetual instruments	28,950,590	20,289,253	43%
Total controlling interest	167,774,547	143,479,267	17%

2016 Fourth Quarter Results Page 9

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - December				Fourth Quarter			
				like-to-like				like-to-like
NET SALES	2016	2015	% Var.	% Var. *	2016	2015	% Var.	% Var. *
Mexico	2,862,151	2,843,164	1%	18%	701,419	671,597	4%	25%
U.S.A.	3,667,870	3,665,229	0%	4%	880,202	897,228	(2%)	(0%)
South, Central America and the Caribbean	1,727,046	1,894,336	(9%)	(4%)	403,121	435,967	(8%)	(6%)
Europe	3,255,320	3,426,881	(5%)	(0%)	759,236	833,566	(9%)	(2%)
Asia, Middle East and Africa	1,537,585	1,650,051	(7%)	1%	328,455	420,434	(22%)	(9%)
Others and intercompany eliminations	*353,261*	*307,947*	*15%*	*(19%)*	*117,220*	*72,230*	*62%*	*48%*
TOTAL	13,403,233	13,787,607	(3%)	4%	3,189,654	3,331,022	(4%)	4%

GROSS PROFIT								
Mexico	1,516,142	1,435,036	6%	24%	371,440	352,631	5%	26%
U.S.A.	977,281	894,906	9%	10%	266,877	247,620	8%	9%
South, Central America and the Caribbean	732,031	781,149	(6%)	(2%)	160,194	179,734	(11%)	(10%)
Europe	908,480	943,697	(4%)	3%	212,912	230,531	(8%)	2%
Asia, Middle East and Africa	538,236	510,898	5%	16%	118,455	130,048	(9%)	9%
Others and intercompany eliminations	*83,494*	*81,259*	*3%*	*(22%)*	*31,542*	*19,089*	*65%*	*39%*
TOTAL	4,755,665	4,646,945	2%	11%	1,161,420	1,159,652	0%	10%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	913,116	814,517	12%	31%	214,696	194,846	10%	32%
U.S.A.	263,520	155,441	70%	91%	105,347	70,554	49%	60%
South, Central America and the Caribbean	466,468	492,389	(5%)	(1%)	89,132	105,912	(16%)	(15%)
Europe	187,067	176,129	6%	17%	31,957	25,119	27%	53%
Asia, Middle East and Africa	302,073	283,351	7%	19%	59,592	69,279	(14%)	6%
Others and intercompany eliminations	*(248,488)*	*(264,190)*	*6%*	*(15%)*	*(47,371)*	*(60,126)*	*21%*	*(10%)*
TOTAL	1,883,757	1,657,638	14%	25%	453,353	405,584	12%	24%

2016 Fourth Quarter Results Page 10

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - December				Fourth Quarter			
OPERATING EBITDA	2016	2015	% Var.	like-to-like % Var. *	2016	2015	% Var.	like-to-like % Var. *
Mexico	1,040,843	965,838	8%	26%	244,915	230,760	6%	28%
U.S.A.	618,631	523,275	18%	21%	183,388	161,602	13%	16%
South, Central America and the Caribbean	542,074	570,850	(5%)	(1%)	108,018	124,633	(13%)	(12%)
Europe	377,324	389,723	(3%)	4%	76,155	88,572	(14%)	(3%)
Asia, Middle East and Africa	374,867	362,179	4%	16%	76,027	89,676	(15%)	5%
Others and intercompany eliminations	*(207,450)*	*(224,022)*	*7%*	*(17%)*	*(34,999)*	*(45,627)*	*23%*	*(17%)*
TOTAL	2,746,288	2,587,843	6%	15%	653,504	649,615	1%	10%

OPERATING EBITDA MARGIN	2016	2015	2016	2015
Mexico	36.4%	34.0%	34.9%	34.4%
U.S.A.	16.9%	14.3%	20.8%	18.0%
South, Central America and the Caribbean	31.4%	30.1%	26.8%	28.6%
Europe	11.6%	11.4%	10.0%	10.6%
Asia, Middle East and Africa	24.4%	21.9%	23.1%	21.3%
TOTAL	20.5%	18.8%	20.5%	19.5%

2016 Fourth Quarter Results Page 11

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - December			Fourth Quarter		
	2016	2015	% Var.	2016	2015	% Var.
Consolidated cement volume [1]	66,711	66,712	(0%)	15,927	16,626	(4%)
Consolidated ready-mix volume	52,092	52,889	(2%)	12,949	13,111	(1%)
Consolidated aggregates volume	150,750	147,864	2%	37,677	36,781	2%

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - December 2016 Vs. 2015	Fourth Quarter 2016 Vs. 2015	Fourth Quarter 2016 Vs. Third Quarter 2016
Mexico	4%	7%	1%
U.S.A.	2%	(3%)	(9%)
South, Central America and the Caribbean	1%	1%	(4%)
Europe	0%	(2%)	(14%)
Asia, Middle East and Africa	(0%)	(14%)	(15%)

READY-MIX VOLUME			
Mexico	(3%)	7%	0%
U.S.A.	1%	(4%)	(10%)
South, Central America and the Caribbean	(13%)	(10%)	(8%)
Europe	2%	3%	(6%)
Asia, Middle East and Africa	(4%)	(10%)	4%

AGGREGATES VOLUME			
Mexico	3%	12%	1%
U.S.A.	2%	0%	(9%)
South, Central America and the Caribbean	(13%)	(11%)	(5%)
Europe	3%	2%	(9%)
Asia, Middle East and Africa	6%	5%	4%

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2016 Fourth Quarter Results Page 12

Operating results

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - December 2016 Vs. 2015	Fourth Quarter 2016 Vs. 2015	Fourth Quarter 2016 Vs. Third Quarter 2016
Mexico	1%	(0%)	(4%)
U.S.A.	4%	4%	(1%)
South, Central America and the Caribbean (*)	(6%)	(8%)	(5%)
Europe (*)	(4%)	(6%)	(3%)
Asia, Middle East and Africa (*)	(8%)	(15%)	(15%)

READY-MIX PRICE			
Mexico	(8%)	(10%)	(5%)
U.S.A.	1%	2%	0%
South, Central America and the Caribbean (*)	(5%)	(1%)	(3%)
Europe (*)	(5%)	(8%)	(3%)
Asia, Middle East and Africa (*)	1%	(2%)	(6%)

AGGREGATES PRICE			
Mexico	(9%)	(8%)	(5%)
U.S.A.	1%	1%	(0%)
South, Central America and the Caribbean (*)	0%	3%	(7%)
Europe (*)	(5%)	(9%)	(4%)
Asia, Middle East and Africa (*)	6%	10%	0%

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - December 2016 Vs. 2015	Fourth Quarter 2016 Vs. 2015	Fourth Quarter 2016 Vs. Third Quarter 2016
Mexico	18%	19%	1%
U.S.A.	4%	4%	(1%)
South, Central America and the Caribbean (*)	(0%)	(6%)	(4%)
Europe (*)	1%	1%	1%
Asia, Middle East and Africa (*)	2%	6%	1%

READY-MIX PRICE			
Mexico	8%	7%	1%
U.S.A.	1%	2%	0%
South, Central America and the Caribbean (*)	2%	1%	(1%)
Europe (*)	(2%)	(2%)	1%
Asia, Middle East and Africa (*)	2%	2%	(1%)

AGGREGATES PRICE			
Mexico	7%	10%	0%
U.S.A.	1%	1%	(0%)
South, Central America and the Caribbean (*)	7%	4%	(5%)
Europe (*)	1%	1%	0%
Asia, Middle East and Africa (*)	6%	10%	3%

(*) Volume weighted-average price.

2016 Fourth Quarter Results

Page 13

Other information

Mexican Tax Reform 2016

In October 2015, a new tax reform approved by Congress (the "new tax reform") which became effective in January 1, 2016 granted entities the option to settle a portion of the liability for the exit of the tax consolidation regime using available tax loss carryforwards of the previously consolidated entities, considering a discount factor, and a tax credit to offset certain items of the aforementioned liability. Consequently, during 2015, as a result of payments made, the liability was further reduced to approximately US$784 million, which after the application of tax credits and assets for tax loss carryforwards (as provided by the new tax reform) which had a book value for CEMEX before discount of approximately US$537 million, as of December 31, 2015, the Parent Company's liability was reduced to approximately US$192 million. In the first half of 2016, CEMEX paid US$41 million regarding this liability. All USD amounts are based on an exchange rate of Ps20.72 to US$1.00 as of December 31, 2016.

Discontinued Operations, Other Disposal Groups and Assets held for Sale

Discontinued Operations

On November 28, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement to divest its Concrete Reinforced Pipe Manufacturing Business ("Concrete Pipe Business") in the United States to Quikrete Holdings, Inc. ("Quikrete") for approximately US$500 million plus an additional US$40 million contingent consideration based on future performance. Considering the disposal of the entire Concrete Pipe Business, their operations for the years 2016 and 2015, included in CEMEX's statements of operations were reclassified net of tax to the single line item "Discontinued Operations." In addition, assets and liabilities of CEMEX's Concrete Pipe Business as of December 31, 2016 were reclassified to assets held for sale and directly related liabilities on the face of the consolidated balance sheet, including a proportional allocation of goodwill for approximately US$260 million. On January 31, 2017, after the satisfaction of certain conditions precedent including approval from regulators, CEMEX announced the closing of the sale to Quikrete according to the agreed upon price conditions.

On May 26, 2016, CEMEX concluded the sale to SIAM City Cement Public Company limited ("SIAM Cement") of its operations in Bangladesh and Thailand for approximately US$53 million. CEMEX's operations in Bangladesh and Thailand during 2016 until its disposal on May 26, 2016 and for the year ended December 31, 2015 included in CEMEX's statements of operations were reclassified net of tax to the single line item "Discontinued operations."

With an effective date on October 31, 2015, after all agreed upon conditions precedent were satisfied, CEMEX completed the sale of its operations in Austria and Hungary to the Rohrdorfer Group for approximately €165.1 million, after final adjustments agreed for changes in cash and working capital balances as of the transfer date. The combined operations in Austria and Hungary consisted of 29 aggregate quarries and 68 ready-mix plants. The operations in Austria and Hungary for the ten-month period ended October 31, 2015 included in CEMEX's statement of operations were reclassified net of tax to the single line item "Discontinued operations."

In addition, on August 12, 2015, CEMEX agreed with Duna-Dráva Cement, the sale of its Croatia operations, including assets in Bosnia and Herzegobina, Montenegro and Serbia, which mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix plants, for approximately €230.9 million, amount subject to adjustments for changes in cash and working capital at the change of control date. As of December 31, 2016, the closing of this transaction is pending of the approval from the relevant authorities. CEMEX expects to conclude the sale of its operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, during 2017. The operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, included in CEMEX's statements of operations for the years 2016 and 2015 were reclassified net of tax to the single line item "Discontinued Operations."

The following table presents condensed combined information of the statement of operations of CEMEX discontinued operations in: a) Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, for the years 2016 and 2015; b) the Concrete Pipe Business for the years 2016 and 2015; c) Bangladesh and Thailand for the five-month period ended May 31, 2016 and the year 2015; and d) Austria and Hungary for the ten-month period ended October 31, 2015:

INCOME STATEMENT	Jan-Dec		Fourth Quarter	
(Millions of Mexican pesos)	2016	2015	2016	2015
Sales	8,016	10,861	1,865	2,314
Cost of sales and operating expenses	(7,198)	(10,251)	(1,545)	(2,203)
Other expenses, net	(15)	33	0	27
Interest expense, net and others	(25)	(65)	(6)	(16)
Income (loss) before income tax	778	578	314	122
Income tax	(130)	(34)	(23)	46
Net income (loss)	648	544	291	168
Non controlling interest net income	1	6	0	1
Controlling interest net income	647	538	291	167
Net gain on sale	377	741	(15)	742
Discontinued operations	1,024	1,279	276	909

2016 Fourth Quarter Results Page 14

Other information

Other disposal groups

Other disposal groups do not represent the disposal of an entire sector or line of business and, due to the remaining ongoing activities and the relative size, are not considered discontinued operations and were consolidated by CEMEX line-by-line in the statement of operations for all reported periods. The main disposal groups are as follows:

On November 18, 2016, a subsidiary of CEMEX in the United States closed the sale to an affiliate of Grupo Cementos de Chihuahua, S.A.B. de C.V. ("GCC") of certain assets consisting in CEMEX's cement plant in Odessa, Texas, two cement terminals and the building materials business in El Paso, Texas and Las Cruces, New Mexico, for an amount of approximately US$306 million. Odessa plant has an annual production capacity of approximately 537 thousand tons. As a result of the sale of these assets, CEMEX recognized a net gain of approximately US$104 million as part of "Other expenses, net" in the statement of operations, which includes an expense from the proportional allocation of goodwill for approximately US$161 million and the reclassification of proportional foreign currency translation gains associated with these net assets accrued in equity until disposal for approximately US$65 million.

On September 12, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement for the sale of its Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials Inc. ("Eagle Materials") for approximately US$400 million. Fairborn plant has an annual production capacity of approximately 730 thousand tons. The closing of this transaction is subject to the satisfaction of certain conditions, including approval from regulators. CEMEX currently expects to finalize this divestiture during the first quarter of 2017. The balance sheet of these assets as of December 31, 2016 was reclassified to assets held for sale and liabilities directly related to assets held for sale, including approximately US$211 million of goodwill proportionally allocated.

For the years 2016 and 2015, selected combined statement of operations information of the net assets sold to GCC and those expected to be sold to Eagle Materials in 2017 was as follows:

SELECTED INFORMATION	Jan-Dec		Fourth Quarter	
(Millions of Mexican pesos)	2016	2015	2016	2015
Sales	3,122	3,538	750	880
Cost of sales and operating expenses	(2,450)	(2,795)	(538)	(670)
Operating earnings before other expenses, net	672	743	211	210

Assets held for sale

As of December 31, 2016, the condensed combined balance sheet of CEMEX's operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, the operations of the Concrete Pipe Business sold to Quikrete, as well as the operations of the assets in Ohio expected to be sold to Eagle Materials was as follows:

BALANCE SHEET [2]	As of December 31
(Millions of Mexican pesos)	2016
Current assets	1,693
Non-current assets	17,854
Assets held for sale	19,547
Current liabilities	605
Non-current liabilities	852
Liabilities held for sale	1,457
Net assets held for sale	18,090

[2] As of December 31, 2016, excludes other assets held for sale and other directly related liabilities for approximately $5,646 and $9, respectively, included in CEMEX's consolidated balance sheet.

2016 Fourth Quarter Results Page 15

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the fourth quarter of 2016 and the fourth quarter of 2015 are 20.05 and 16.77 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, as of December 31, 2016, and December 31, 2015, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2016 and 2015, provided below.

Breakdown of regions

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Spain, the Czech Republic, France, Germany, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Asia, Middle East and Africa region includes operations in Egypt, Israel, Malaysia, and the Philippines.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,434.2 million for the fourth quarter of 2016; 1,430.7 million for year-to-date 2016; 1,426.1 million for the fourth quarter of 2015; and 1,406.7 million for year-to-date 2015.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued as a result of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - December		Fourth Quarter		Fourth Quarter	
	2016	2015	2016	2015	2016	2015
	Average	Average	Average	Average	End of period	End of period
Mexican peso	18.72	15.98	20.05	16.77	20.72	17.23
Euro	0.9063	0.9077	0.9333	0.9247	0.9507	0.9205
British pound	0.7466	0.6559	0.8108	0.6653	0.8114	0.6780

Amounts provided in units of local currency per US dollar.

2016 Fourth Quarter Results Page 16